



IMMISSION
9

06005397

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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BP 3/17   AP 3/30

SEC FILE NUMBER

8- 46722

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IMS Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

__1500 City West Blvd., Suite 500__
                            (No. and Street)

__Houston__   __TX__   __77042__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Chris Gammon__   __(713) 266-2993__
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Buffington & Company P.C.__
                    (Name – if individual, state last, first, middle name)

__12012 Wickchester Lane, Suite 430   Houston, TX   77079__
     (Address)   (City)   (State)   (Zip Code)

PROCESSED

JUN 07 2006

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Christopher Gammon _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ IMS Securities, Inc. _____ , as of __ December 31 __ , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MICHAEL J. SPEARS
Notary Public
State of Texas
My Commission Expires
October 29, 2009

Notary Public

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2005

IMS SECURITIES, INC.

TABLE OF CONTENTS

Independent Auditor's Report

To the Stockholder and Director
IMS Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of IMS Securities, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buffington + Company, P.C

February 22, 2006

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2005

ASSETS

Current Assets

Cash and cash equivalents	$	75,295
Investments in Securities, at market value		42,852
Accounts receivable - brokers		47,858
Income taxes receivable		1,560
Total current assets		167,565
TOTAL ASSETS	$	167,565

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$	17,000
Total current liabilities		17,000
TOTAL LIABILITIES		17,000

Stockholder's Equity

Common stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	24,000
Retained earnings	125,565
TOTAL STOCKHOLDER'S EQUITY	150,565

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	167,565

See accompanying notes to the financial statements.

2

IMS SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2005

Revenue:		
Commissions and fees	$	10,354,702
Interest income		52,263
Gain on investment securities		5,732
Other income		13,964
Total Revenue		10,426,661
Expenses:		
Commissions paid		8,856,434
Management fee		1,513,500
Bad debts		1,055
Dues and fees		39,942
Insurance		8,673
Professional fees		7,385
Other expenses		881
Total Expenses		10,427,870
Net loss before income taxes		(1,209)
Provision for income taxes-		
Current expense		(200)
Deferred credit		810
Total income tax credits		610
Net loss	$	(599)

See accompanying notes to the financial statements.

3

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Totals
Balances at January 1, 2005	100,000	$ 1,000	$ 24,000	$ 126,164	$ 151,164
Net loss				(599)	(599)
Balances at December 31, 2005	100,000	$ 1,000	$ 24,000	$ 125,565	$ 150,565

See accompanying notes to the financial statements.

Liabilities subordinated to claims of general creditors:

Balance at January 1, 2005	$	-
Changes during the year ended December 31, 2005		-
Balance at December 31, 2005	$	-

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS-

Cash Flows from Operating Activities:

Net loss	$ (599)
Adjustment to reconcile net income to net cash provided by operating activities:	
Deferred tax expense (credit)	(700)
Change in investment value	(7,949)
Change in assets and liabilities:	
Decrease in receivables	3,738
Decrease in prepaid expenses	8,674
Increase in accounts payable	17,000
Increase in income taxes payable	(1,346)
Net cash provided by operating activities	18,818

Cash Flows from Investing Activities: -

Cash Flows from Financing Activities:

Repayment of note payable	(103,472)
Net cash used by financing activities	(103,472)
Net Increase in Cash and Cash Equivalents	(84,654)
Cash and cash equivalents- Beginning of year	159,949
Cash and cash equivalents- End of year	$ 75,295

<u>See Note 2</u>

See accompanying notes to the financial statements.

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Company Activities - The Company is organized as a securities broker/dealer subject to the approval of the National Association of Securities Dealers (NASD). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and primarily operates in the geographic area of Houston, Texas.

Income Taxes - The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The differences relate primarily to the use of the cash basis of accounting for tax reporting in prior years. The Company offsets loss carryforwards against net timing differences in determining deferred tax liabilities.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2005, no allowance was considered to be necessary. Bad debts from losses and uncollectible accounts during the year ended December 31, 2005 totaled $1,055.

Cash Equivalents - The Company treats all investments with a maturity of three months or less at the date of acquisition as cash equivalents.

2. *CASH FLOWS*

There were no non-cash investing and financing activities during the year ended December 31, 2005.

2. *CASH FLOWS (Continued)*

Income taxes paid during the year ended December 31, 2005, totaled $1,273. Interest paid during the year ended December 31, 2005, totaled $864.

3. *INVESTMENTS IN SECURITIES*

At December 31, 2005, the Company owned investment securities as follows:

Description:	Fair Market Value
Securities not traded:	
United Mortgage Trust, 1,411 shares of beneficial interest including reinvested earnings	$30,440
National Association of Securities Dealers, 300 warrants	3,300
Traded Securities:	
Warren Resources, Inc., 576 shares of common stock	9,112
Total investments	$42,852

United Mortgage Trust paid dividends to the company totaling $2,216 in 2005 that were reinvested as additional shares in the trust.

In the opinion of the Company's management, for investment securities that are not traded in the open market, the costs of the investment securities approximate their fair market values at December 31, 2005. Traded securities are valued at their quoted value at December 31, 2005. The investments are classified as available for sale at December 31, 2005.

4. *ACCOUNTS RECEIVABLE - BROKERS*

Advances to brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable commission charges. The reimbursable expenses are generally collected by the Company on behalf of a related corporation that provides certain services for the brokers (See Note 7).

5. *NOTES PAYABLE*

The Company had a note payable at December 31, 2004, with a balance of $103,472 due under a financing agreement for errors and omissions insurance. The insurance premiums were reimbursable to the Company by its brokers. In 2005, the Company amended its management agreement with a related company (See Note 7) and the related company assumed the obligation to obtain errors and omissions insurance for the brokers.

6. *INCOME TAXES*

Significant components of the provision for income taxes for the year ended December 31, 2005, are as follows:

Current income tax expense - Federal	$ 200
Deferred credit	(810)
Total income tax expense (benefit)	$(610)

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. There are no differences remaining at December 31, 2005. The component of the Company's deferred tax provision for the year ended December 31, 2005 is as follows:

Realization of previously unrecognized income from the effect of the Company's conversion to the accrual basis of accounting for income tax reporting	$700

7. *RELATED PARTY TRANSACTIONS*

The Company has executed a management agreement with a corporation that is owned by the Company's stockholder. The Company pays a management fee to the related corporation. In exchange the related corporation pays rent for the Company's office space and reimbursement for operating expenses incurred by the management corporation including salaries for all support personnel. Payments under the agreement are based on the Company's revenues, net of certain expenses, as determined by the stockholder. For the year ended December 31, 2005, $1,513,500 was incurred and paid as management fees under the agreement.

Additionally, the related corporation has agreements with the Company's brokers to provide office space and errors and omissions insurance and to pay certain expenses for

7. *RELATED PARTY TRANSACTIONS (Continued)*

the brokers subject to reimbursement by the brokers. Generally, the Company withholds these reimbursable amounts from the brokers' commissions and submits them to the related corporation. At December 31, 2005, unreimbursed amounts due to the related corporation totaled $17,000. There were no balances due to the related company at December 31, 2004.

8. *CONTINGENCIES*

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier generally handles all pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any potential claims.

9. *CREDIT RISK*

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

10. *NET CAPITAL*

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3 in accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

COMPUTATION OF NET CAPITAL -

Total stockholder's equity		$150,565
Total stockholder's equity qualified for net capital		150,565
Add-		
Allowable credits:		
None		
Total capital and allowable subordinated liabilities		150,565
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	47,858	
Investments	42,852	
	90,710	(90,710)
Net capital before haircuts on securities positions		59,855
Haircuts on securities:		
Trading and investment securities, other	---	
Undue concentration	---	---

Net capital $ 59,855

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-

Minimum net capital requirement	$ 30,000
Excess net capital	$ 29,855
Excess net capital at 1000%	$ 58,155

COMPUTATION OF AGGREGATE INDEBTEDNESS-

Total liabilities	$ 17,000
Total aggregate indebtedness	$ 17,000
Ratio of Aggregate Indebtedness to Net Capital	0.28 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2005)-

Net capital as reported in the Company's Part II (unaudited)	$ 58,065
Net audit adjustments	1,790
Net capital, per above	$ 59,855

See independent auditor's report.

BUFFINGTON & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455   FAX (281) 920-5456

To the Director
IMS Securities, Inc.
1500 City West Boulevard, Suite 500
Houston, Texas 77042

In planning and performing our audit of the financial statements of IMS Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by IMS Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures refereed to ,in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to

To the Director
IMS Securities, Inc.
Page 2

above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure was for the limited purpose described in the first paragraph and would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by officers or employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005.

This report is intended solely for the information and use of IMS Securities, Inc. management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Buffington + Company, P.C

February 22, 2006